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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                    PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
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                                (Name of Issuer)

              SHARES OF BENEFICIAL INTEREST, PAR VALUE $1 PER SHARE
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                         (Title of Class of Securities)

                                   709102-10-7
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                                 (CUSIP Number)

                                 With Copies to:
                                Robert D. Denious
                           Drinker Biddle & Reath LLP
                       Philadelphia National Bank Building
                              1345 Chestnut Street
                             Philadelphia, PA 19107
                                 (215) 988-2700

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 23, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                Page 1 of 4 Pages

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No.  709102-10-7                                      Page 2 of 4 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Sylvan M. Cohen
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

               Not Applicable
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                U.S.A.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       338,132
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       326,681
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       338,132
               |_____|_________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       326,681
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                664,813
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                                            Page 3 of 4 Pages


                  This statement amends and supplements the statement on
Schedule 13D (the "13D") filed with the Securities and Exchange Commission (the "SEC") by Sylvan M. Cohen, with respect to Mr. Cohen's ownership of Shares of Beneficial Interest, par value $1 per share (the "Shares"), in Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust (the "Issuer"). The 13D was last amended by Amendment No. 6, filed with the SEC on August 19, 1997.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

                  (a) As of the date of this statement, Mr. Cohen beneficially owns 664,813 Shares, constituting 4.98% of the Issuer's issued and outstanding Shares (calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934). Of the 664,813 Shares beneficially owned, 621,523 represent Shares currently issued and outstanding and 43,290 represent Shares with respect to which there is a right of acquisition within 60 days within the meaning of Rule 13d-3(d) (1) under the Securities Exchange Act of 1934.

                  (b) The 664,813 Shares beneficially owned by Mr. Cohen include:

                           (i) 294,842 Shares owned by Mr. Cohen directly;

                           (ii) 43,290 Shares subject to options that are
currently exercisable at various exercise prices (collectively, the "Options");

                           (iii) 102,815 Shares owned by a charitable remainder
unitrust (the "Unitrust") of which Mr. Cohen and his spouse are life beneficiaries, with various charities being the residuary beneficiaries, and of which Mr. Cohen is one of three co-trustees;

                           (iv) 186,558 Shares owned by Mr. Cohen's spouse;

                           (v) 252 Shares held by a corporation (the
"Corporation") of which Mr. Cohen owns 50% of the outstanding capital stock; and

                           (vi) 37,056 Shares held in trust for the benefit of
Mr. and Mrs. Cohen's two sons (the "Children's Trust"), both of whom have reached their age of majority and do not live in the same home with Mr. Cohen, and of which Mrs. Cohen is a co-trustee.

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                                                           Page 4 of 4 Pages



                  Mr. Cohen has sole investment and voting power over the Shares referred to in subparagraphs (i) and (ii) above. Mr. Cohen shares investment and voting power over the Shares owned by the Unitrust and the Corporation.

                  Mr. Cohen disclaims beneficial ownership over the Shares owned directly by his wife and the Children's Trust.

                  (c) During the past 60 days Mr. Cohen effected no transaction in the Shares.

                  (d) Other than as disclosed under Item 5(b), no other person has a right to receive or the power to direct receipt of dividends from, or proceeds from the sale of the securities described in, this Schedule 13D.

                  (e) On December 23, 1997, the Issuer, in a public offering registered with the SEC, issued 4,600,000 Shares (including an option to purchase 600,000 Shares granted to the underwriters to cover over-allotments). Effective upon such date Mr. Cohen ceased to be the beneficial owner of more than five percent of the outstanding Shares.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                          /s/ Sylvan M. Cohen
                                                       ----------------------
May 5, 1998                                            Sylvan M. Cohen


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                                   May 5, 1998


VIA EDGAR
Filing Desk
U.S. Securities and Exchange Commission
Washington, D.C.

         Re:  Sylvan M. Cohen

Dear Sir/Madam:

         Enclosed for filing is Amendment No. 7 to a Schedule 13D to be filed on behalf of Sylvan M. Cohen, regarding Mr. Cohen's ownership of Shares of Beneficial Interest in Pennsylvania Real Estate Investment Trust (CUSIP No. 709102-10-7).

         Please contact me at (215) 988-2839 if you have any questions.

                                                            Sincerely,

                                                            /s/ Kieran G. Brown
                                                            -------------------
                                                            Kieran G. Brown


Enclosure